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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(CHECK ONE)

     [_] Form 10-K and Form 10-KSB     [_] Form 20-F     [_] Form 11-K
     [X] Form 10-Q and Form 10-QSB     [_] Form N-SAR

For Quarter Ended:  September 30, 1999

[_]  Transition Report on Form 10-K
[_]  Transition Report on Form 20-F
[_]  Transition Report on Form 11-K
[_]  Transition Report on Form 10-Q
[_]  Transition Report on Form N-SAR

For the Transition Period Ended:
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           Nothing in this form shall be construed to imply that the
           Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

                    Information Management Associates, Inc.
              Full Name of Registrant (Former Name if Applicable)
                        One Corporate Drive, Suite 400
           Address of Principal Executive Office (Street and Number)
                          Shelton, Connecticut 06484
                           City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed, (Check box if appropriate).
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[X]   (a)   The reasons described in reasonable detail in Part III of this form could not be filed without unreasonable effort or expense;
[X]   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.


PART III--NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      Due to (i) the time needed to complete the review and analysis of the accounting treatment for various transactions by the Registrant, including complex financing transactions completed in the third quarter by the Registrant and by the Registrant's majority owned subsidiary, buyingedge.com inc.; and (ii) the hiring of a new chief financial officer in the third quarter; the Registrant was unable to prepare its financial statements within the prescribed time period for the filing of the Form 10-Q without unreasonable effort or expense.


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      Michael P. McGroarty           (203)             925-6800
            (Name)                (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              [X] Yes      [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              [X] Yes      [ ] No

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     If so; attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                    Information Management Associates, Inc.
                 (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 1999                    By: /s/ John A. Piontkowski
                                           Name: John A. Piontkowski
                                           Title: Chief Financial Officer
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                         Exhibit to Part IV, Item (3)


     Registrant is unable to reasonably estimate the change in its results of operations compared to the same period in the prior year because it has not completed the preparation of its Financial Statements for the reasons described in Part III above.

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